Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
SAP America, Inc. 401(k) Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-41762 and 333-63496) on Form S-8 of SAP AG of our report dated June 16, 2006, with respect to the statements of net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2005 Annual Report on Form 11-K of SAP America, Inc. 401(k) Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 26, 2006